

04002778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number:       3235-0123 |
| Expires:       October 31, 2004 |
| Estimated average burden |
| hours per response......12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-31756 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2003__ AND ENDING __December 31, 2003__
                                           MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oppenheimer & Close, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__119 West 57 Street__
                          (No. and Street)

PROCESSED

__New York, NY    10019__
         (City)                              (State)                         (Zip Code)

MAR 19 2004

THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Michael Malafronte                                    212-489-7527
                                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Farkouh, Furman & Faccio__
                          (Name – if individual, state last, first, middle name)

__460 Park Avenue, New York, NY   10022__
       (Address)                        (City)                    (State)                      (Zip Code)

RECD S.E.C.

FEB 2 6 2004

888

**CHECK ONE:**

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

FARKOUH, FURMAN & FACCIO

- 1 -

# OATH OR AFFIRMATION

I, __Michael Malafronte__ , swear (or affirm). that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Oppenheimer & Close, Inc.__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__Officer__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Subordinated Borrowings.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  (o) A reconciliation of net capital per original focus report to net capital.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FARKOUH, FURMAN & FACCIO

- 1A -

OPPENHEIMER & CLOSE, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS AT DECEMBER 31, 2003

FARKOUH, FURMAN & FACCIO

OPPENHEIMER & CLOSE, INC.

INDEX

FARKOUH, FURMAN & FACCIO

# FARKOUH, FURMAN & FACCIO

CERTIFIED PUBLIC ACCOUNTANTS

460 PARK AVENUE
NEW YORK, NEW YORK 10022

(212) 245-5900

## INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
  Oppenheimer & Close, Inc.:

     We have audited the accompanying statement of financial condition of OPPENHEIMER & CLOSE, INC. (New York Corporation) as at December 31, 2003. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oppenheimer & Close, Inc. as at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
January 22, 2004

- 2 -

## OPPENHEIMER & CLOSE, INC.

## STATEMENT OF FINANCIAL CONDITION
## AS AT DECEMBER 31, 2003

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 508,321 |
| Due from clearing broker | | 1,107 |
| Investment in securities - at market | | 137,994 |
| Commissions receivable | | 10,683 |
| Due from related party | | 88,696 |
| Interest receivable | | 2,282 |
| Prepaid expenses | | 23,988 |
| Security deposit | | 3,850 |
| Furniture, fixtures and equipment - at cost (less accumulated depreciation of $100,915) | | 18,020 |
| | $ | 794,941 |

### LIABILITIES

| | | |
|---|---|---:|
| Accrued expenses | $ | 39,236 |
| New York City income taxes payable | | 8,956 |
| Subordinated loan interest payable | | 12,375 |
| Deferred income taxes | | 3,968 |
| | | 64,535 |
| Subordinated loan | | 150,000 |

### STOCKHOLDERS' EQUITY

| | |
|---|---:|
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | 50,000 |
| Additional paid-in capital | 165,000 |
| Retained earnings | 388,987 |
| Unrealized (loss) on securities | (23,581) |
| Total stockholders' equity | 580,406 |
| | $ 794,941 |

The notes to the statement of financial
condition are made a part hereof.

FARKOUH, FURMAN & FACCIO

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

ORGANIZATION AND NATURE OF BUSINESS:

Oppenheimer & Close, Inc. (the "Company") was incorporated under the laws of the State of New York on April 29, 1984 to engage in business as a broker-dealer. The Company is a member of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is registered as an investment advisor under the Investment Advisors Act of 1940. The Company conducts operations exclusively in New York, however, some customers are located in other states.

The Company operates as an introducing broker and does not hold funds or securities for customers, owe money or securities to customers, and does not carry accounts of, or for, customers. Revenue is derived principally from commissions received on security trades executed for customers and from fees for investment advisory services based on a percentage of each customers quarterly account balance.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING – The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION – Securities transactions and the related commission revenue are recorded on a trade date basis, which is the day the transaction is executed. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

CASH AND CASH EQUIVALENTS – Investments in money funds, certificates of deposit, treasury bills and similar investments with maturities of three months or less from the date of purchase are considered cash equivalents.

(Continued)

- 4 -

FARKOUH, FURMAN & FACCIO

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued):

INVESTMENT IN SECURITIES – Investments in securities held by the Company are valued at quoted market prices. If no quoted market price exists, the security is valued at a fair value determined by management. Unrealized gains and losses are reflected in comprehensive income.

FURNITURE, FIXTURES, EQUIPMENT AND DEPRECIATION – Furniture, fixtures and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 5 to 7 years.

INCOME TAXES – The Company uses Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (SFAS No. 109) – in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Effective October 1, 1998, the Company elected to be taxed under Subchapter S of the Internal Revenue Code whereby its income is taxed directly to the stockholders whether or not distributed. Accordingly, no federal or New York State income tax provision has been reflected. However, the Company conducts activities in New York City which does not recognize S Corporation status, and thus the Company is liable for New York City corporate income taxes including an alternative tax based upon net income and officers' salaries.

CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at December 31, 2003 are comprised of the following:

| | |
|---|---|
| Cash in banks | $ 21,213 |
| Money market fund | 387,344 |
| U.S. Treasury Bill – | |
| Due February 19, 2004 | 99,764 |
| | $508,321 |

(Continued)      - 5 -

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

DEFERRED INCOME TAXES PAYABLE:

The components of deferred income taxes payable at December 31, 2003 are as follows:

| | |
|---|---|
| Deferred New York City income taxes on accelerated depreciation for tax purposes | $ 851 |
| Deferred Federal built in gains tax | 3,117 |
| Total | $3,968 |

COMMITMENT:

The Company leases office space through February 28, 2005. The lease provides for escalations based upon increases in real estate taxes and cost of living over the base year.

The future annual lease payments are as follows for the year ended December 31:

| | |
|---|---|
| 2004 | $34,800 |
| 2005 | 5,800 |
| Total | $40,600 |

CONCENTRATIONS OF CREDIT RISKS:

The Company has agreed to indemnify its clearing broker for credit losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. All unsettled trades at December 31, 2003 were settled subsequent to the balance sheet date with no resulting liability to the Company.

At December 31, 2003, all the investments in securities, money market fund and amounts due from clearing broker reflected in the statement of financial condition are positions with and amounts due from one domestic broker. The clearing and depository operations for the Company's security transactions are provided by such broker.

(Continued)

FARKOUH, FURMAN & FACCIO

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

CONCENTRATION OF RISK OF CUSTOMERS:

The Company derived approximately $214,700 or 46.7% of its commission income from four customers. These four customers are entities that are managed by a limited liability company of which the Company's shareholders are also the members.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $580,122 which was $330,122 in excess of its required net capital of $250,000. The Company's net capital ratio was .1044 to 1.

SUBORDINATED LOAN PAYABLE:

The Company has two subordinated loan agreements for $100,000 and $50,000 from a limited liability company of which the Company's shareholders are also the members. The subordinated loans are payable on January 31, 2004 with interest payable at the rate of 9.5% and 5.75% per annum, respectively. The subordinated loan agreements were approved by the National Association of Securities Dealers, Inc. (NASD) and are available for computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule as defined.

PROFIT SHARING PLAN:

The Company has a profit sharing plan for all eligible employees. Contributions to the plan are at the discretion of the officers and directors of the Company. For the year ended December 31, 2003, the Company did not accrue a profit sharing plan contribution.

(Continued)

FARKOUH, FURMAN & FACCIO

OPPENHEIMER & CLOSE, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2003

RELATED PARTY TRANSACTIONS:

The Company charges an administrative service fee to a limited liability company of which the Company's shareholders are also the members. The fee is either based on expenditures incurred on behalf of the limited liability company or based on a percentage determined using an allocation of work hours spent by the Company's employees. Due from related party on the statement of financial condition of $88,696 represents the fee due for the quarter ended December 31, 2003.

FARKOUH, FURMAN & FACCIO